January 7, 2020

Jason Black
President and Chief Executive Officer
Cann American Corp.
320 Santana Drive, #C
Cloverdale, CA 95425

       Re: Cann American Corp.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed December 26, 2019
           File No. 024-11101

Dear Mr. Black:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2019 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed December 26, 2019

Risk Factors
Cannabis remains illegal under Federal law, page 12

1. Your disclosure in this section regarding the policies of the Obama Administration and the
      Trump Administration does not appear to be consistent with your revised disclosure under
      "Our proposed business is dependent on laws pertaining to the marijuana industry"
      regarding the rescission of the Cole memorandum. Please revise.
Federal Government Regulations, page 24

2. We note your response to comment 2, and your disclosure on page 24 regarding the
      Agriculture Improvement Act of 2018 and related rules. Please disclose the consequences
 Jason Black
Cann American Corp.
January 7, 2020
Page 2
      for multiple negligent violations by a producer, and discuss the relevant requirements to dispose of non-compliant plants.
Signatures, page 38

3. We note that you have not responded to comment 3, and that you have not complied with such comment. In addition to the signatures provided, please ensure that the amended 1-A is signed on behalf of the issuer.
        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Brad Skinner, Office
Chief, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at
(202) 551-3844
or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameJason Black
                                                           Division of
Corporation Finance
Comapany NameCann American Corp.
                                                           Office of Energy &
Transportation
January 7, 2020 Page 2
cc:       John Lux
FirstName LastName